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                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)

   Reply Slip for the Second Extraordinary General Meeting for the Year 2003

I (We)(1)_____________________________________________________________________
of____________________________________________________________________________
being the holder(s) of (2)____________________________________________________
H share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I (we) or my (our) proxy wish to attend the second extraordinary general meeting of Sinopec Corp. for the year 2003 (the "EGM") to be held at the Conference Room on the 6th Floor of Sinopec Corp.'s Offices at A6 Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") at 9.00 a.m. on Wednesday, 15 October 2003.


Signature(s):  __________________________________

Date: ___________________________________________

Notes:

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.    Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered by post, by fax or by hand to Sinopec Corp. (address: A6 Huixindong Street, Chaoyang District, Beijing, PRC 100029 or fax no.: (+86) 10 6499 0022) on or before Thursday, 25 September 2003. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.